EXHIBIT 99.1

HEXO Announces Date of Fiscal 2021 Annual Meeting of Shareholders

GATINEAU, Quebec, Dec. 16, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) today announced that its fiscal 2021 annual meeting of shareholders will be held on March 8, 2022 and that its board of directors has fixed the close of business on February 4, 2022 as the record date for determining which shareholders will be entitled to receive notice of and voting at the meeting. HEXO further announces that it has received an extension from the Toronto Stock Exchange (the “TSX”) permitting it to hold the upcoming annual meeting of shareholders after January 31, 2022, being later than six months after the end of its last financial year. As indicated in its request to the TSX for the extension, HEXO is currently working on a number of plans and initiatives that it hopes to be in a position to announce in advance of the annual meeting of shareholders, and it believes that shareholders would benefit from being able to consider any such matters before being asked to vote on the various items of business at the fiscal 2021 annual meeting of shareholders.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

(819) 317-0526
media@hexo.com